Robust Pipeline of the Next Generation Cell Therapies



US / China
US / RoW
China
Preclinical
Phase 1
Phase 2
Phase 3
Hematologic Malignancies
Autologous
MM* (BCMA)
LEGEND-2+
CARTIFAN-1
CARTITUDE-1
CARTITUDE-2
CARTITUDE-4
CARTITUDE-5
TCL (CD4)
NHL-DLBCL (CD19 x CD20 x CD22)
Allogeneic
NHL-DLBCL, FL, MCL, SLL (CD20)
MM (BCMA)
Solid Tumors
Gastric (Claudin 18.2)
Pancreatic (Claudin 18.2)
Ovarian (MSLN)
HCC, NSCLC (GPC3)
SCLC (DLL3)
Infectious Diseases
HIV (Undisclosed)

BCMA, B-cell maturation antigen; DLBCL, diffuse large B-cell lymphoma; DLL3, delta-like ligand 3; FL, follicular lymphoma; GPC3, Glypican-3; HCC, hepatocellular carcinoma; HIV, human immunodeficiency virus; MCL, mantle cell lymphoma; NHL, non-Hodgkin lymphomas; MM, multiple myeloma; MSLN, mesothelin; NSCLC, non small cell lung cancer; RoW, Rest of World; SCLC, small cell lung cancer; SLL, small lymphocytic lymphoma; TCL, T-cell lymphoma

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson

+LEGEND-2 trial is completed with ongoing follow-up

LEGEND BIOTECH